Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 333-155413
Date: January 26, 2009
On January 26, 2009, Banco Santander, S.A. issued the following document:
CHAIRMAN’S SPEECH
EXTRAORDINARY GENERAL MEETING
JANUARY 26, 2009
Ladies and gentlemen:
Thank you for attending Banco Santander’s Extraordinary Shareholder Meeting.
Four months ago we also held an EGM here to approve the capital increase needed to acquire Alliance & Leicester.
Today we meet to submit for your approval an increase in the Bank’s capital through the issuance and distribution of 177,407,715 new shares, equivalent to 2.2% of the bank’s equity.

The issue will be carried out with a premium of 7.56 euros per share.
In this instance, the increase will be used to finance the acquisition of slightly more than 75% of Sovereign Bancorp in the United States.
In this speech, I will discuss:
•	Our investment in Sovereign, which dates from 2006.

•	The strategic fit of this investment within Grupo Santander.

•	The financial impact of this purchase on our Group.

•	And the value that it creates for you, our shareholders.
As you know, in October of 2005 the Bank reached an agreement with the Board of Sovereign to acquire a 24.9% equity stake.

In 2006, through a capital increase and by purchasing shares in the market, we reached that percentage, with an investment of $2.921 billion, at an average price of $24.50 a share.
The initial stake in Sovereign allowed us:
•	To get to know better the U.S. banking market and, specifically, that of the U.S. northeast, a stable, high- income region that is rich in deposits.

•	To enter into the ownership structure and Board of Directors of a bank with a good business franchise and customer base and a high potential to improve.
Since we first invested in Sovereign, we have been able to confirm the benefits to our Group of being present in North America through an attractive franchise with a strong market position in one of the most affluent regions of the country.
That is why, when the Board of Sovereign invited us in October 2008 to propose an offer to acquire 100% of the Bank, without being subject to the conditions of the 2005 contract that set a minimum price of $38, we saw it as a very interesting opportunity for Banco Santander.

The Sovereign share had fallen 70% during the year because of the situation in the U.S. economy, especially the financial sector.
The acquisition was eventually agreed through an exchange-of-shares transaction that valued Sovereign at $3.81 a share, with an exchange ratio which, after adjustments for dilution, comes to 0.3206 shares of Banco Santander for each share of Sovereign.
The completion of the transaction is subject to the approval of Sovereign shareholders in their General Meeting, which will be held January 28th, the day after tomorrow. If approved, the acquisition will take place this month.
Strategically, the acquisition of 100% of Sovereign will allow us to:
•	Broaden our geographical diversification, adding a new platform to the Grupo Santander branch network, with the addition of Sovereign’s 750 offices and 2,300 ATMs;

•
Have the opportunity to apply our model for retail and commercial banking to the U.S., the largest retail and commercial banking market in the world, creating value through improved efficiency and productivity in Sovereign.

•	Access a broad base of clients with more than $45 billion in deposits.
In these times of financial crisis, which have negatively affected many banks around the world, Banco Santander once again has been able to seize a valuable opportunity under very attractive terms.
We have a very clear idea of what we want to do in Sovereign once the transaction is completed.
•	First, to strengthen its balance sheet and adjust its risk profile to Banco Santander’s standards.
We intend to implement a plan to reduce Sovereign’s risk weighted assets by $10 billion, which will basically affect the investment portfolio, in order to focus on customer business.
Moreover, we will realise an initial write-off of $2 billion.

•	Our goal is to improve Sovereign’s management ratios:
•	Implementing Santander’s business model;

•	Introducing our technology; and

•	Taking advantage of the Group’s economies of scale.
The target is to achieve $215 million in cost synergies by the time we complete the integration of Sovereign into the Santander Group.
This operational integration of Sovereign into Grupo Santander has a very low execution risk:
•	Because of our experience in prior transactions.

•	Because we know what we want to do and in what timeframes.

•	And because we have used very conservative working assumptions with which we are very comfortable.
Taking into account the impact of cost synergies, we expect Sovereign’s attributable profit to amount to US$ 750 million in 2011.

A figure that reflects Sovereign’s business quality and customer base.
Our estimates are based on a significant contraction in the U.S in 2009. However, we are confident that the traditional flexibility and ability of the U.S economy to adjust, together with the exceptional financial, monetary and fiscal measures that are being taken, will enable the U.S to be among the first economies to emerge from the current crisis.
In short, we agreed to acquire Sovereign at a price that enables us to exceed our internal financial criteria for Group investments.
With this acquisition:
•	We expect a positive impact on EPS in 2011;

•	We expect ROI to amount to be around 30% in the third year, or 15% if you take into account total investments in Sovereign since 2006.

With the Sovereign acquisition, our return on investment will be clearly higher than our cost of capital, so the transaction will create value for our shareholders.
Almost 100,000 Sovereign shareholders will join Santander’s shareholder base and will be able to share with all of you Grupo Santander’s excellent outlook of profitable growth.
But the transaction is also very advantageous for Sovereign employees.
It is an excellent opportunity to work for one of the world’s major financial groups.
To foster these employees’ sense of belonging within our Group and align their interests with Santander’s, the Board will submit for approval in the next Shareholders’ Meeting the distribution of 100 Santander shares to every Sovereign employee.
And, finally, for its customers, Sovereign’s integration in Grupo Santander will give them the chance to work with:
•	A more competitive bank,

•	A bank with a wider variety of products,

•	And a bank which belongs to a group with international dimension.
I am confident that Sovereign’s management team, led by Gabriel Jaramillo as Chairman and Chief Executive Officer, will be able to successfully accomplish Grupo Santander’s goals.
For all these reasons, the Board of Directors asks you to approve this capital increase, which we consider very positive for the interests of the Bank and for you, our shareholders, whom I once again thank for your presence in this Meeting and for your confidence in the Board.
Thank you.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santander and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission (the “SEC”). Neither Santander nor Sovereign undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
Additional Information About This Transaction
In connection with the proposed transaction, Santander has filed with the SEC a Registration Statement on Form F-4 that includes a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign has mailed the proxy statement/prospectus to its stockholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus as filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.

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